

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 15, 2016

<u>Via E-mail</u>
Mark Backens
Interim Chief Executive Officer
Timmins Gold Corp.
570 Granville Street, Suite 1900
Vancouver, British Columbia
V6C3P1

> **Re: Timmins Gold Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-35329**

Dear Mr. Backens:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 40-F for Fiscal Year Ended December 31, 2015</u>

<u>Exhibit 99.3</u>
<u>Independent Auditor's Report</u>

1.   Your audit report refers to the consolidated financial statements that are in accordance with International Financial Reporting Standards, rather than International Financial Reporting Standards as issued by the International Accounting Standards Board. Please have your auditor revise the second and opinion paragraphs of its report to state whether your consolidated financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining